As filed with the Securities and Exchange Commission on September 8, 2022

Securities Act Registration No. 333-262010

 Investment Company Act Registration No. 811-23772|

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

[ ]	Pre-Effective Amendment No._

[X]	Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

[X]	Amendment No. 2

(Check appropriate box or boxes.)

BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, 32nd Floor

New York, NY 10105

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: 1-212-843-1601

The Corporation Trust Company

Corporation Trust Center, 1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser	Jason Emala, Esq.
Thompson Hine LLP	Bluerock Asset Management, LLC
41 South High Street, 17th Floor	1345 Avenue of the Americas, 32nd Floor
Columbus, OH 43215	New York, NY 10105
(614) 469-3265	(212) 843-1601

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[  ] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[  ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[  ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[  ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[  ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[  ] immediately upon filing pursuant to paragraph (b)

[  ] on (date) pursuant to paragraph (b)

[  ] 60 days after filing pursuant to paragraph (a)

[  ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[  ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[  ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-262010

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[  ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[  ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[  ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[  ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[  ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[X] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

2.	Exhibits

(a)(5)	Second Amended and Restated Agreement and Declaration of Trust (filed herewith)
(h)(1)	Distribution Agreement (filed herewith)
(h)(2)	Amendment No. 1 to the Distribution Letter Agreement (filed herewith)
(h)(3)	Amendment No. 2 to the Wholesale Marketing Agreement (filed herewith)
(h)(4)	Dealer Manager Agreement with Bluerock Capital Markets, LLC (filed herewith)
(j)	Custody Agreement (field herewith)
(k)(3)	Amendment No. 3 to Administration, Bookkeeping and Pricing Services Agreement (filed herewith)
(s)(2)	Powers of Attorney for S. Sori Farsheed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 8th day of September, 2022.

BLUEROCK HIGH INCOME INSTITUTIONAL CREDIT FUND

By:	/s/ JoAnn M. Strasser
JoAnn M. Strasser
Attorney-In-Fact*
*Pursuant to Powers of Attorney

Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in their respective capacities and on the date noted.

Name	Title	Date
/s/ Ramin Kamfar **	Trustee	September 8, 2022
/s/ Bobby Majumder **	Trustee	September 8, 2022
/s/ Gibran Mahmud**	Trustee	September 8, 2022
/s/ Kamal Jafarnia**	Trustee	September 8, 2022
/s/ Romano Tio**	Trustee	September 8, 2022
/s/ S. Sori Farsheed**	Trustee	September 8, 2022
/s/ Simon Adamiyatt**	Treasurer and Principal Financial Officer	September 8, 2022
/s/ Jordan Ruddy **	President and Principal Executive Officer	September 8, 2022

** By:	/s/ JoAnn Strasser
Date:	September 8, 2022
JoAnn Strasser
Attorney-in-Fact – Pursuant to Powers of Attorney

EXHIBIT INDEX

Description	Exhibit Number
Second Amended and Restated Agreement and Declaration of Trust	(a)(5)
Distribution Agreement	(h)(1)
Amendment No. 1 to the Distribution Letter Agreement	(h)(2)
Amendment No. 2 to the Wholesale Marketing Agreement	(h)(3)
Dealer Manager Agreement	(h)(4)
Custody Agreement	(j)
Amendment No. 3 to Administration, Bookkeeping and Pricing Services Agreement	(k)(3)
Powers of Attorney for S. Sori Farsheed	(s)(2)